Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Kellanova
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Kellanova (K)
Vote Yes: Item #7– Shareowner Proposal to Report on the Risks to the Company Associated with Pesticide Use in its Supply Chain

Annual Meeting: April 26, 2024

CONTACT: Cailin Dendas | cdendas@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Kellanova issue a report, at reasonable expense and excluding proprietary information, on the risks to the Company associated with pesticide use in its supply chain.

Supporting Statement: At board discretion, shareholders recommend the report include:

•	An assessment of the risks associated with pesticide use on farmworker and fence line community health, farm resilience, soil health, biodiversity, water quality, climate, and reputational and litigation risk; and

•	Any strategies, beyond legal compliance, Kellanova has taken or plans to take to mitigate those risks.

SUMMARY

This Proposal seeks to assist shareowners in understanding the material risk to Kellanova associated with pesticide use. Pesticide use is increasingly found to reduce soil health and farm resilience, decrease farm resilience in the face of climate-related droughts and floods, and create health-related problems to farmworkers and fenceline communities, among others. Given the Company’s current lack of reporting on pesticide use or reduction measures, if any, including quantitative data related to pesticide use, investors have insufficient information to understand whether Kellanova is adequately addressing the risks related to pesticide use in its agricultural supply chains.

Kellanova’s competitors are measuring and reporting on pesticide risk and instituting pesticide reduction practices like regenerative agriculture. The Boston Consulting Group estimates that farmers using such practices will see a 70% increase in profits over time above peers that farm conventionally, due to increased resiliency.1 Companies are also adopting pesticide reduction policies and practices across their supply chains to meet consumer demand for safer foods. Concerned customers and advocates are calling for new bans and restrictions, with consumer advocacy groups petitioning for more protective regulatory standards to protect environmental and human health.2

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1 https://www.wbcsd.org/contentwbc/download/16321/233420/1

2 https://www.ewg.org/news-insights/news/2019/02/glyphosate-contamination-food-goes-far-beyond-oat-products

2024 Proxy Memo Kellanova | Report on the Risks to the Company Associated with Pesticide Use in its Supply Chain

Kellanova’s unwillingness to assess pesticide use across its supply chain leaves the Company vulnerable to economic risk, environmental and health harms, and climate impacts.

RATIONALE FOR A YES VOTE

1.	Measuring pesticide risk in agricultural supply chains is essential to mitigate growing risk from lack of resiliency, environmental and health harms, and climate impacts.

2.	Kellanova does not collect, analyze, or disclose quantitative information on pesticide use in its agricultural supply chains to assess these risks.

3.	Kellanova lags its peers on assessing pesticide risk and implementing pesticide reduction practices in its supply chain.

DISCUSSION

1.	Measuring pesticide risk in agricultural supply chains is essential to mitigate growing risk from lack of resiliency, environmental and health harms, and climate impacts.

The continued widespread use of toxic pesticides poses growing risk to farm resiliency and human and environmental health, among others, that can cause serious economic harm to our Company, a problem that only intensifies over time. First, as more and more pesticides are used, pesticide resistance grows, necessitating the use of stronger and more toxic chemicals and increasing threats to important pollinators and other species. One-third of our food supply is dependent on pollinators, which are declining at alarming rates in significant part due to agricultural pesticide use.3

The lack of soil health and resilience from widespread pesticide use also makes farms vulnerable to the impacts of floods and other natural disasters that will only worsen with the increasing impacts of climate change. The Food and Agriculture Organization reports that floods, droughts, and other climate events cause nearly $123 billion in lost food production annually.4 These losses are passed on to food producers, including Kellanova. The World Bank estimates that the collapse of select ecosystem services including wild pollination and carbon sequestration, which are caused in part by conventional farming practices, could result in a loss to the world economy of $2.7 trillion by 2030.5

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3 https://newsarchive.berkeley.edu/news/media/releases/2006/10/25_pollinator.shtml

4 https://www.fao.org/documents/card/en/c/cc7900en

5https://www.issgovernance.com/file/publications/iss-esg-actionable-insights-top-esg-themes-2024-global.pdf?utm_medium=email&_hsmi=291574370&_hsenc=p2ANqtz--PwqCix-O3uAeiYBG_D4MFWdsi8dfmrjEiTAdkcOLyT5Q7Y92vOPeLz0VF0RkLsg5h_t90wf1xfswwEYoazwGioDFpXQ&utm_content=291574370&utm_source=hs_automation

2024 Proxy Memo Kellanova | Report on the Risks to the Company Associated with Pesticide Use in its Supply Chain

Consumers are also growing concerned with the agricultural industry’s adverse impact on environmental and human health. The World Economic Forum reports that 65% of consumers want access to healthy and sustainable foods, a growing market to which global food purveyors must increasingly adapt or be left at a competitive advantage.6 Additionally, a Pew Research study found that some 68% of Americans bought organic food, including packaged foods and grains, over the course of the study.7 Kellanova’s competitors, like Nestle, General Mills, and PepsiCo, have adopted pesticide reduction practices to meet consumers’ increased demands for safe, pesticide-free foods.

Excessive pesticide use in conventional farming also adversely impacts the health and safety of farmworkers and fenceline communities. Pesticide exposure causes a number of serious human health effects from cancer to cognitive impairment.8 Studies indicate that 78% of U.S. farmworkers are Hispanic and one-third live in California where the agricultural industry uses 200 million pounds of pesticides annually.9, 10 Agricultural pesticide use is disproportionately impacting the health and safety of BIPOC communities.

In addition, toxic pesticides can travel several miles from the farmlands where they are applied, impacting the health and safety of nearby rural communities.11 The Environmental Working Group found that 4,028 elementary schools are within 200 feet of crop fields that use pesticides, increasing children’s susceptibility to serious health conditions like cancer, asthma, ADHD, anxiety, depression, and acute pesticide poisoning, which results in approximately 11,000 deaths annually.12, 13

2.	Kellanova does not collect, analyze, or disclose quantitative information on pesticide use in its agricultural supply chains to assess these risks.

Kellanova fails to collect or report pesticide-related metrics to demonstrate that it is assessing and mitigating the significant range of risks from pesticide use. Investors are concerned that if Kellanova does not collect, assess, and report on pesticide risk across its supply chain, and identify opportunities for improvement as its competitors are doing, critical strategic and investment decisions will not fully reflect its material risk nor ensure the benefits of managing and reducing such risk across its full supply chain.

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6 https://www.weforum.org/agenda/2023/01/consumer-power-net-zero-food-producer-retailer-davos23/#:~:text=Forum%20Annual%20Meeting-,At%20least%2065%25%20of%20consumers%20want%20to%20make%20the%20right,nourishing%20the%20growing%20global%20population

7 https://www.pewresearch.org/science/2016/12/01/americans-views-about-and-consumption-of-organic-foods/

8 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9231402

9 https://www.ncfh.org/facts-about-agricultural-workers-fact-sheet.html

10 https://www.organic-center.org/sites/default/files/agrochemicals_racism_and_justice_in_us_history.pdf

11 https://extensionpubs.unl.edu/publication/g1773/pdf/view/g1773-2019.pdf

12 https://www.ewg.org/news-insights/news/2023/11/ewg-schools-near-pesticide-spray-zones-could-lose-health-protections

13 https://pubmed.ncbi.nlm.nih.gov/33287770/

2024 Proxy Memo Kellanova | Report on the Risks to the Company Associated with Pesticide Use in its Supply Chain

Our Company identifies ‘Sustainable Agriculture’ as part of its Better Days Promise, but without setting concrete goals and including pesticide use as part of its sustainability risk equation, Kellanova remains vulnerable. General sustainability statements and goals, without measurement and reporting of pesticide use, do not provide an adequate means of assessing risk and progress. Collecting and reporting quantitative data, on the other hand, allows companies to demonstrate actual progress toward goals. Stating that our Company practices sustainable agriculture, without adopting goals to achieve them, is only a first and insufficient step.

3.	Kellanova lags its peers on assessing pesticide risk and implementing pesticide reduction practices in its supply chain.

Kellanova lags its peers in measuring and reporting pesticide use across its supply chain and the associated risks to the Company. In a recent report called Pesticides in the Pantry, a report that assesses food companies on pesticide risk, Kellanova was one of the lowest scoring companies, receiving an “F” grade due to its failure to assess and report on pesticide use and risk.14

Other leading food companies are increasingly working with third parties to conduct pesticide risk assessments across their supply chains and/or adopting pesticide reduction practices. For example:

a.	General Mills commissioned the IPM Institute to conduct a pesticide risk assessment throughout its supply chain for major crops, and it publicly reports the number of pesticide active ingredients used per acre in growing its key crops.[15] The company also reports the number of pesticides avoided each year by adopting its four pesticide reduction strategies: regenerative agriculture, integrated pest management (IPM), expanding organic acreage, and promoting pollinator health.

b.	B&G Foods commissioned the IPM Institute to conduct a pesticide risk assessment across its supply chain for 20 crops.[16] The company is using the assessment results to develop strategies and commitments designed to mitigate potential pesticide-related risks to consumers, the environment, pollinators, and farmworkers.

c.	PepsiCo utilizes a third-party verification to assess its growers' pesticide reduction practices, like IPM, to minimize pesticide-related risks to environmental and human health.[17]

d.	Nestle established a goal to source 50% of its key ingredients from farmers utilizing regenerative agriculture practices by 2030, which significantly decreases pesticide use.[18] The company publicly stated that 15.2% of its ingredients were grown using regenerative agriculture practices in 2030.

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14 https://www.asyousow.org/report-page/2023-pesticides-pantry

15 https://www.generalmills.com/how-we-make-it/healthier-planet/environmental-impact/pesticides

16 https://bgfoods.com/about/responsibility/

17 https://www.pepsico.com/our-impact/esg-topics-a-z/pesticides-and-other-agrochemicals

18 https://www.nestle.com/sustainability/nature-environment/regenerative-agriculture

2024 Proxy Memo Kellanova | Report on the Risks to the Company Associated with Pesticide Use in its Supply Chain

e.	ADM committed to engaging over 1,000,000 acres of North American farmland in regenerative agriculture projects in 2022, minimizing synthetic pesticide use.[19] The company exceeded its goal in the first year. Since then, it committed to directly collecting pesticide use data from its suppliers on 3,000,000 acres of farmland in 2024.

f.	Conagra suppliers are utilizing IPM and regenerative agriculture practices to significantly decrease pesticide use. The company publicly stated that, from 2021 to 2022, these practices effectively avoided the need for 112,500 gallons of soil fumigants.[20]

As a major food manufacturer, Kellanova has the ability to collect pesticide use data from its suppliers to assess pesticide-related risks in its supply chain. Kellanova’s unwillingness to assess such risks will prevent it from catching up to other major and competing companies.

RESPONSE TO KELLANOVA’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its statement in opposition to the Proposal, the Board states:

1.	“Given the Company’s sustainability initiatives and disclosures regarding our objectives, policies and practices, we believe we are addressing the concerns included in the Shareowner’s proposal and the proposed assessment of risks related to pesticide use and related disclosure is unnecessary and not an effective use of our resources.”

It does not appear, from the reports available to shareholders, that Kellanova addresses pesticide use or pesticide-related risks in its sustainability initiatives and disclosures. The Company does discuss a commitment, in its Better Days Promise Commitments and Methodology document, to advance the well-being of people in its value chain, but it fails to acknowledge the adverse human health impacts associated with pesticide exposure. If the Company has additional reports unavailable to shareholders that address pesticide-related risks, providing such information to shareholders would not require additional resources. Failing to publicly identify such risks impedes Kellanova’s ability to demonstrate its commitment to sustainability and human health.

2.	“As part of our Better Days™ Promise, the Company has committed to building resilient global supply chains. In connection with these efforts, we have undertaken efforts supporting improving soil health and encouraging the reduction of inputs like fertilizer and pesticides.”

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19 https://www.adm.com/en-us/sustainability/protecting-nature/#land

20 https://www.conagrabrands.com/citizenship-reports/conagra-brands-citizenship-report-2022

2024 Proxy Memo Kellanova | Report on the Risks to the Company Associated with Pesticide Use in its Supply Chain

If our Company’s Better Days Promise supports soil health and encourages the reduction of inputs like fertilizer and pesticides, investors are unable to find such discussion or to assess the effectiveness of such efforts, especially in comparison to peers. Reducing significant pesticide use is essential to preventing soil degradation, which improves the consistency of crop yields, decreases crop vulnerability from climate change effects, and increases overall resiliency. Kellanova’s competitors not only assess and report on pesticide use, but also the obstacles farmers and suppliers face under current, conventional farming practices and when adopting input reduction practices. Without such assessment, Kellanova may be developing sustainability commitments that are unworkable or that fail to address the range of adverse environmental and human health impacts as well as decreased farm resiliency.

3.	“We believe our current reporting regarding the material risks to our operations and our sustainability and pesticide use provides meaningful information to Shareowners; as such, we believe the additional reporting requested by the proponent is unnecessary.”

It does not appear, from the documents available to shareholders, that Kellanova reports on pesticide risk or pesticide use in its supply chain. Several topics are listed in the Company’s materiality chart under the reporting section of its website, but pesticide use is not identified. Given the size of Kellanova and the actions of peer food companies currently reporting on pesticide risk, it is surprising that Kellanova does not list pesticide use as a material concern in its materiality chart. As mentioned above, Kellanova’s competitors have identified that pesticide use poses various risks to their companies and are taking steps to mitigate such risks. If Kellanova has conducted a materiality assessment and found pesticides were not of material concern, causing the Company to leave if off its materiality chart, Kellanova should disclose to investors what factors were assessed for concluding that pesticides pose no material risk across the range of health, environment, and resiliency factors.

CONCLUSION

Vote “Yes” on this Shareholder Proposal to Report on the Risks to the Company Associated with Pesticide Use in its Supply Chain. Excessive pesticide use adversely impacts farmworker and fence line community health, farm resilience, and soil health, increasing climate-related reputational, litigation, and financial risk. Assessing and reporting risks caused by pesticide use in Kellanova’s supply chain can help the Company strategize and implement effective risk mitigation measures, as its competitors currently do and assist investors in understanding the Company’s progress, if any, in reducing impact to humans, the environment, and farm resiliency. We urge a “Yes” vote on this Proposal.

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For questions, please contact Cailin Dendas, As You Sow, cdendas@asyousow.org

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